Exhibit 4.18

DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of 30,000,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share.

The following description of our capital stock and provisions of our Articles of Incorporation and Bylaws. You should also refer to our Articles of Incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to a total of 30,000,000,000 shares of common stock, par value $0.0001 per share. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock have no cumulative voting rights.

Further, holders of our common stock have no preemptive or conversion rights or other subscription rights. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any of our outstanding shares of preferred stock. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of our assets which are legally available.

The holders of a majority of the shares of our capital stock, represented in person or by proxy, are necessary to constitute a quorum for the transaction of business at any meeting. If a quorum is present, an action by stockholders entitled to vote on a matter is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, with the exception of the election of directors, which requires a plurality of the votes cast.

Preferred Stock

Our board of directors will have the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, will be able to issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock, and may adversely affect the voting and other rights of the holders of common stock.

Series B Convertible Preferred Stock

We are authorized to issue up to a total of 45,000 shares of a series of preferred stock designated as Series B preferred stock, par value $0.0001 per share. Holders of our Series B preferred stock are entitled to vote the number of votes equal to the number of whole shares of common stock into which the shares of Series B preferred stock, held by such holder are convertible as of the record date on all matters submitted to a vote of our stockholders. Holders of our Series B preferred stock are entitled, exclusively and as a separate class, to elect two directors of the Corporation,

Further, holders of our Series B preferred stock shall have conversion rights. The holders of our Series B preferred stock have the right to convert each share of Series B preferred stock, at any time, without payment of additional consideration by the holder into 30 shares of our common stock.

Series C Convertible Preferred Stock

We are authorized to issue up to a total of 10,000 shares of a series of preferred stock designated as Series C preferred stock, par value $0.0001 per share. Holders of our Series C preferred stock are entitled to vote the number of votes equal to the number of whole shares of common stock into which the shares of Series C preferred stock, held by such holder are convertible as of the record date on all matters submitted to a vote of our stockholders. Holders of our Series C preferred stock are entitled, exclusively and as a separate class, to elect two directors of the Corporation,

Further, holders of our Series C preferred stock shall have conversion rights. The holders of our Series C preferred stock have the right to convert each share of Series C preferred stock, at any time, without payment of additional consideration by the holder into 8 shares of our common stock.

Series H Convertible Preferred Stock

We are authorized to issue up to a total of 40,000 shares of a series of preferred stock designated as Series H preferred stock, par value $0.0001 per share. Holders of our Series H preferred stock are entitled to vote the number of votes equal to the number of whole shares of common stock into which the shares of Series H preferred stock, held by such holder are convertible as of the record date on all matters submitted to a vote of our stockholders. Holders of our Series H preferred stock are entitled, exclusively and as a separate class, to elect two directors of the Corporation,

Further, holders of our Series H preferred stock shall have conversion rights. The holders of our Series H preferred stock have the right to convert each share of Series H preferred stock, at any time, without payment of additional consideration by the holder into such number of fully paid and non-assessable shares of our common stock as determined by dividing $500 by $10 in effect at the time of such conversion. In lieu of any fractional shares to which the Series H holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by our board of directors.

 Series I Preferred Shares

We are authorized to issue up to a total of 1,000 shares of a series of preferred stock with a stated value of $35,000 per share designated as Series I preferred stock, par value $0.0001 per share. Holders of our Series I preferred stock are entitled to vote the number of votes equal to the number of whole shares of common stock into which the shares of Series I preferred stock, held by such holder are convertible as of the record date on all matters submitted to a vote of our stockholders. Holders of our Series I preferred stock are entitled, exclusively and as a separate class,

Further, holders of our Series I preferred stock shall have conversion rights. The holders of our Series I preferred stock have the right to convert each share of Series I preferred stock, at any time, without payment of additional consideration by the holder into such number of fully paid and non-assessable shares of our common stock as determined by dividing stated value by the conversion price of $0.0035, which, if converted in full would result in the issuance of 10 billion shares of common stock of the Company. Further, the Series I Stock will vote on an as converted basis, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by our board of directors.

Anti-Takeover Provisions Under Nevada Law.

Combinations with Interested Stockholder. Sections 78.411-78.444, inclusive, of the Nevada Revised Statutes (“NRS”) contain provisions governing combinations with an interested stockholder. For purposes of the NRS, “combinations” include: (i) any merger or consolidation with any interested stockholder, (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition to any interested stockholder of corporate assets with an aggregate market value equal to 5% or more of the aggregate market value of the corporation’s consolidated assets, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation, (iii) the issuance to any interested stockholder of voting shares (except pursuant to a share dividend or similar proportionate distribution) with an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation, (iv) the dissolution of the corporation if proposed by or on behalf of any interested stockholder, (v) any reclassification of securities, recapitalization or corporate reorganization that will have the effect of increasing the proportionate share of the corporation’s outstanding voting shares held by any interested stockholder and (vi) any receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loan, advance, guarantee, pledge or other financial assistance. For purposes of the NRS, an “interested stockholder” is defined to include any beneficial owner of more than 10% of any class of the voting securities of a Nevada corporation and any person who is an affiliate or associate of the corporation and was at any time during the preceding three years the beneficial owner or more than 10% of any class of the voting securities of the Nevada corporation.

Subject to certain exceptions, the provisions of the NRS governing combinations with interested stockholders provide that a Nevada corporation may not engage in a combination with an interested stockholder for two years after the date that the person first became an interested stockholder unless the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors before the person first became an interested stockholder.

Control Share Acquisitions. The NRS also contains a “control share acquisitions statute.” If applicable to a Nevada corporation this statute restricts the voting rights of certain stockholders referred to as “acquiring persons,” that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation.” For purposes of these provisions a “controlling interest” means with certain exceptions the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of all voting power in the election of directors and “issuing corporation” means a Nevada corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. The voting rights of an acquiring person in the affected shares will be restored only if such restoration is approved by the holders of a majority of the voting power of the corporation. The NRS allows a corporation to “opt-out” of the control share acquisitions statute by providing in such corporation’s articles of incorporation or bylaws that the control share acquisitions statute does not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified.

Articles of Incorporation and Bylaws

No Cumulative Voting. Where cumulative voting is permitted in the election of directors, each share is entitled to as many votes as there are directors to be elected and each shareholder may cast all of its votes for a single director nominee or distribute them among two or more director nominees. Thus, cumulative voting makes it easier for a minority shareholder to elect a director. Our articles of incorporation deny shareholders the right to vote cumulatively.

Authorized But Unissued Shares. Our articles of incorporation permit the board to authorize the issuance of preferred stock, and to designate the rights and preferences of our preferred stock, without obtaining shareholder approval. One of the effects of undesignated preferred stock may be to enable the board to render more difficult or to discourage a third party’s attempt to obtain control of Gopher Protocol by means of a tender offer, proxy contest, merger, or otherwise. The issuance of shares of preferred stock also may discourage a party from making a bid for the common stock because the issuance may adversely affect the rights of the holders of common stock. For example, preferred stock that we issue may rank prior to the common stock as to dividend rights, liquidation preference, or both, may have special voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Nevada Agency and Transfer Company (“NATCO”) with a business address at 50 West Liberty Street, Suite 880, Reno NV 89501; NATCO’s website is www.natco.com, and their phone number is (775) 322-0626.